Exhibit 99.3

Valneva Reports Full Year 2021 Results and Provides Corporate Updates Analyst Presentation March 24, 2022

Disclaimer This presentation does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, Valneva SE shares to any person in the USA or in any jurisdiction to whom or in which such offer or solicitation is unlawful . Valneva is a European company . Information distributed is subject to European disclosure requirements that are different from those of the United States . Financial statements and information may be prepared according to accounting standards which may not be comparable to those used generally by companies in the United States . This presentation includes only summary information provided as of the date of this presentation only and does not purport to be comprehensive . Any information in this presentation is purely indicative and subject to modification at any time without notice . Valneva does not warrant the completeness, accuracy or correctness of the information or opinions contained in this presentation . None of Valneva, or any of its affiliates, directors, officers, advisors and employees is under any obligation to update such information or shall bear any liability for any loss arising from any use of this presentation . The information has not been subject to independent verification and is qualified in its entirety by the business, financial and other information that Valneva is required to publish in accordance with the rules, regulations and practices applicable to companies listed on Euronext Paris and the NASDAQ Global Select Market, including in particular the risk factors described in Valneva’s universal registration document filed with the French Financial Markets Authority ( Autorité des Marchés Financiers, or AMF) on March 23 , 2022 and the Form 20 - F filed with the U . S . Securities and Exchange Commission (SEC) on March 23 , 2022 , as well as the information in any other periodic report and in any other press release, which are available free of charge on the websites of Valneva (www . valneva . com) and/or the AMF (www . amf - france . org) and SEC (www . sec . gov) . Certain information and statements included in this presentation are not historical facts but are forward - looking statements, including statements with respect to revenue guidance, the progress, timing, completion results of research, development and clinical trials for product candidates and estimates for future performance . The forward - looking statements (a) are based on current beliefs, expectations and assumptions, including, without limitation, assumptions regarding present and future business strategies and the environment in which Valneva operates, and involve known and unknown risk, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from those expressed or implied by these forward - looking statements, (b) speak only as of the date this presentation is released, and (c) are for illustrative purposes only . Investors are cautioned that forward - looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Valneva . March 24, 2022 Valneva FY 2021 Analyst Presentation 2

Agenda March 24, 2022 Valneva FY 2021 Analyst Presentation 3 Introduction Business Update Financial Report FY 2021 Newsflow Q&A Financial Outlook

Valneva Reports Full Year 2021 Results and Provides Corporate Updates March 24, 2022 Valneva FY 2021 Analyst Presentation 4 Excellent progress in all clinical programs ▪ Lyme disease : Further positive Phase 2 results reported, including booster response; Phase 3 dose and schedule selected ▪ COVID - 19: Positive Phase 3 results reported; EUA granted in Bahrain; reviews ongoing with EMA and MHRA ▪ Chikungunya : Final positive Phase 3 results and topline lot - to - lot data reported; Adolescent Phase 3 trial initiated Strong full - year 2021 revenues and cash position ▪ Total revenues of €348.1m in 2021 compared to €110.3m in 2020 – an increase of 216% ▪ Cash position of €346.7m (December 31, 2021) Successful Nasdaq Initial Public Offering (IPO), European placement and follow - on offering

Agenda March 24, 2022 Valneva FY 2021 Analyst Presentation 5 Introduction Business Update Financial Report FY 2021 Newsflow Q&A Financial Outlook

VLA15: Multivalent Lyme Disease Vaccine Candidate

Only Lyme Disease Program in Advanced Clinical Development Today



1. FDA Fast Track Designation granted
2. Exclusive, worldwide partnership with Pfizer
3. Topline results reported from Phase 2 trials[1,2,3], incl. booster response[4]; Phase 3 schedule selected; Topline pediatric data expected in Q2 2022
4. Multivalent vaccine (six serotypes) to protect against Lyme disease in the United States and Europe
5. Follows proven Mechanism of Action for a Lyme disease vaccine
6. Global market to exceed $1bn in sales annually according to Valneva estimates

1 Valneva announces positive initial results for Phase 2 study of Lyme Disease vaccine candidate. 2 Valneva announces positive initial results for second Phase 2 study of Lyme Disease vaccine candidate VLA15. 3 Valneva and Pfizer Report Further Positive Phase 2 Data for Lyme Disease Vaccine Candidate ; 4 Valneva and Pfizer Report Further Positive Phase 2 Results, Including Booster Response, for Lyme Disease Vaccine Candidate

Valneva - Company Presentation March 2022 6

VLA15: Development Progress and Outlook Valneva - Company Presentation 7 VLA15 - 221 recruited 625 randomized participants, 5 to 65 years of age 2 ▪ Three - dose priming schedule selected for use in adults for Phase 3, based on stronger immune response vs. two - dose schedule; s ub - analysis reported February 2022 3 ▪ Topline pediatric data are expected in the second quarter of 2022 ▪ VLA15 - 221 will also investigate a booster dose of VLA15, administered one year following the six - month dose 1 VLA15 - 202 results and topline booster data announced in Sep. 2021 4 ▪ VLA15 immunogenic across all dose groups; elicited high antibody responses across all serotypes one month after primary vaccination series (primary endpoint) ▪ Booster dose elicited strong anamnestic response Phase 3 pivotal efficacy trial planned to commence in Q3 2022 1 ▪ Clinical readout, based on one tick season, projected by end of 2023 ▪ $25m milestone payment due to Valneva upon trial initiation Initial submission for regulatory approval anticipated in H2 2024, assuming positive data 1 Valneva and Pfizer Announce Initiation of Phase 2 Study for Lyme Disease Vaccine Candidate . , 2 Valneva and Pfizer Complete Recruitment for Phase 2 Trial of Lyme Disease Vaccine Candidate ; 3 Valneva and Pfizer Report Further Positive Phase 2 Data for Lyme Disease Vaccine Candidate ; 4 Valneva and Pfizer Report Further Positive Phase 2 Results, Including Booster Response, for Lyme Disease Vaccine Candidate Positive Topline Phase 2 Results 1 in Adults Reported; Topline Pediatric Data Expected in Q2 March 2022

VLA1553: Single Shot Chikungunya Vaccine Candidate

Most Advanced Chikungunya Vaccine Program worldwide



1. **Final positive pivotal Phase 3 results[1] and topline lot-to-lot data[2] reported; Adolescent Phase 3 trial initiated in January 2022[3]**
2. **FDA Breakthrough Therapy[5], Fast Track[6] and EMA PRIME[7] designations granted; Potentially eligible for Priority Review Voucher[4]; FDA Pre-submission process expected in Q2 2022**
3. **Single shot, live attenuated[8] prophylactic vaccine targeting chikungunya virus neutralization**
4. **Up to $23.4 million awarded to Valneva for R&D by CEPI; Partnership with Instituto Butantan for LMICs[9]**
5. **Excellent fit with existing commercial and manufacturing capabilities**
6. **Global market, including endemic regions, estimated to exceed $500 million annually by 2032[10]**

Note: Photo credit: James Gathany. **1** Valneva Announces Positive Phase 3 Pivotal Results for its Single-Shot Chikungunya Vaccine Candidate; **2** Valneva Announces Positive Lot-to-Lot Consistency Trial Results for its Single-Shot Chikungunya Vaccine Candidate; **3** Valneva Announces Initiation of Adolescent Phase 3 Trial for its Single-Shot Chikungunya Vaccine Candidate; **4** https://www.fda.gov/about-fda/center-drug-evaluation-and-research-cder/tropical-disease-priority-review-voucher-program; **5** Valneva Awarded FDA Breakthrough Designation for its Single-Shot Chikungunya Vaccine Candidate; **6** Valneva awarded FDA Fast Track Designation for Chikungunya vaccine candidate; **7** Valneva's Chikungunya vaccine candidate awarded EMA prime designation; **8** CHIKV LR2006-OPY1 infectious clone was attenuated by deleting large part of gene coding nsP3 (alphavirus-replicase); **9** Valneva to partner with Instituto Butantan on single-shot Chikungunya vaccine for low- and middle-Income countries; **10** VacZineAnalytics Chikungunya virus vaccines Global demand analysis. February 2020.

Valneva - Company Presentation March 2022 8

VLA1553: Development Outlook
FDA Pre-submission Process Expected to Commence in Q2 2022

First and only program to have reported positive Phase 3 results worldwide

- Six-month follow-up completed - all Phase 3 immunogenicity and safety endpoints met - seroprotection in 98.9% of participants after one month and 96.3% after six months - good safety and tolerability profile confirmed
- Positive topline lot-to-lot consistency trial results reported (VLA1553-302)[2], final data expected in Q2 2022
- Antibody persistence follow-up trial (VLA1553-303) ongoing: up to 375 volunteers from the VLA1553-301 trial will be followed annually for five years
- Adolescent Phase 3 trial initiated in January 2022 to support potential label expansion, funded by the Coalition for Epidemic Preparedness Innovations (CEPI)[3]

Pre-submission process with FDA expected to commence in Q2 2022

The sponsor of the first chikungunya vaccine approved in the U.S. will be eligible to receive a Priority Review Voucher[4]

1 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate; 2 Valneva Announces Positive Lot-to-Lot Consistency Trial Results for its Single-Shot Chikungunya Vaccine Candidate; 3 Valneva Announces Initiation of Adolescent Phase 3 Trial for its Single-Shot Chikungunya Vaccine Candidate; 4 https://www.fda.gov/about-fda/center-drug-evaluation-and-research-cder/tropical-disease-priority-review-voucher-program;

Valneva - Company Presentation March 2022 9

VLA2001: Inactivated whole virus COVID-19 Vaccine Candidate

Only Inactivated COVID-19 Vaccine Program in the Clinics in Europe



1. Builds on Valneva's IXIARO® manufacturing technology combined with Dynavax's CpG 1018 adjuvant[1]
2. Bahraini NHRA Emergency Use Authorization received March 2022[2]; EMA and UK MHRA rolling reviews ongoing
3. Advance purchase agreements for up to 60 million doses with European Commission[3] and for one million doses with Bahrain[4];
4. Pivotal Phase 3 showed superiority vs. AstraZeneca's Vaxzevria and significantly more favorable tolerability[5]; Positive topline homologous booster data reported[6]; Shown to neutralize Omicron and Delta variants in laboratory studies[7]
5. Ongoing clinical trials aiming to gradually extend target product profile (label) and geographical reach
6. Leveraging Valneva's manufacturing sites in Scotland and Sweden; capacity being expanded, including CMO[8] – targeting >100m doses per annum[9]

Note: Photo credit: CDC/Alissa Eckert, MSMI; Dan Higgins, MAM. **1** Valneva and Dynavax announce commercial supply agreement for Inactivated, Adjuvanted COVID-19 vaccine; **2** Valneva Receives Emergency Use Authorization from Bahrain for its Inactivated COVID-19 Vaccine VLA2001; **3** Valneva Signs Purchase Agreement with European Commission for its Inactivated COVID-19 Vaccine VLA2001; **4** Valneva Signs Advance Purchase Agreement with Bahrain for Inactivated COVID-19 Vaccine VLA2001; **5** Valneva Reports Positive Phase 3 Results for Inactivated, Adjuvanted COVID-19 Vaccine Candidate VLA2001; **6** Valneva Announces Positive Homologous Booster Data for Inactivated, Adjuvanted COVID-19 Vaccine Candidate VLA2001 – Valneva; **7** Valneva's Inactivated COVID-19 Vaccine Candidate Shown to Neutralize Omicron Variant; **8** Valneva and IDT Biologika Announce Collaboration for Production of Inactivated COVID-19 Vaccine VLA2001; **9** Based on a combination of in-house capacity and external/contracted manufacturing.

Valneva - Company Presentation March 2022 10

VLA2001: Pivotal Phase 3 "Cov-Compare Study" Results
EMA and UK MHRA Rolling Reviews Ongoing

Immunogenicity

- **VLA2001 met its co-primary endpoints** vs AZD1222, demonstrating:
  - **Superiority** in terms of **geometric mean titer** for neutralization antibodies (GMT ratio = 1.39, p<0.0001), as well as
  - **Non-inferiority** in terms of **seroconversion rate**
- **VLA2001 induced broad** antigen-specific IFN-gamma producing **T-cells reactive against the S (74.3%), N (45.9%) and M (20.3%) proteins**

Safety and Tolerability

- **VLA2001 was generally well tolerated:**
  - **Significantly more favorable profile** compared to AZD1222
  - Participants 30 years and above reported **significantly fewer solicited adverse events,** including **injection site reactions**, and **systemic reactions**
- Participants **18-29 years** old showed an **overall safety profile comparable to the older age group**

COVID-19 Cases

- The **occurrence of COVID-19** cases (exploratory endpoint) was **similar between treatment groups** (age 30+)
- The **complete absence** of **any severe COVID-19 cases** could suggest that **both vaccines** used in the study **prevented severe COVID-19 caused by the circulating variant(s) (predominantly Delta)**

Valneva - Company Presentation March 2022 11

Valneva - Company Presentation 12 ▪ 24 . 3 million doses to be supplied in the second and third quarters of 2022 ; EC has the option to increase its initial purchase, the remainder of which would be delivered in 2023 VLA2001: Current Purchase Agreements and Grants First EU Deliveries expected in Q2 2022, subject to EMA approval 1 Valneva Announces European Commission Approval of Advance Purchase Agreement for up to 60 Million Doses of Inactivated COVID - 19 Vaccine VLA2001; 2 Valneva Signs Advance Purchase Agreement with Bahrain for Inactivated COVID - 19 Vaccine VLA2001 ; 3 Valneva Receives Emergency Use Authorization from Bahrain for its Inactivated COVID - 19 Vaccine VLA2001 ; 4 Valneva Awarded Up to £20 Million by Scottish Enterprise to Advance Vaccine Development ▪ NHRA Emergency Use Authorization received; first deliveries expected at the end of March 2022 3 European Commission: Up to 60 million doses of VLA2001 to be supplied in 2022 - 23 1 Bahrain: One million doses of VLA2001 to be supplied in 2022 - 23 2 ▪ Grants totaling up to £ 20 million expected to be received over the next three years, commencing March 2022 ▪ The first grant of up to £ 12 , 500 , 000 will support R&D related to VLA 2001 manufacturing ; the second grant of up to £ 7 , 500 , 000 will support R&D connected to manufacturing of Valneva’s other vaccine candidates Up to £20 Million awarded by Scottish Enterprise to advance vaccine development 4 March 2022

VLA2001: Planned Label Extensions Ongoing and Future Clinical Studies Expected To Strengthen Product Profile Valneva - Company Presentation 13 Primary Immunization 18 - 55 yrs . Primary Immunization 2 - 11 yrs . Target Product Profile Strategic value development P andemic P hase P ost - P andemic P hase Primary Immunization 12 - 17 yrs . Booster incl. mix/ match Primary Immunization 55 yrs .+ March 2022 Potential switch to variant if required (VLA2101)

Agenda March 24, 2022 Valneva FY 2021 Analyst Presentation 14 Introduction Business Update Financial Report FY 2021 Newsflow Q&A Financial Outlook

IXIARO ® US Military €38.0m Third Party Products 1 €15.4m IXIARO ® / JESPECT ® Travel market €7.1m Full Year 2021 Financials: Total Revenues of €348m Growth attributed to recognized revenues from terminated UK agreement March 24, 2022 Valneva FY 2021 Analyst Presentation 15 DUKORAL ® €2.4m Direct sales 98% Product sales² - 4.5% 1 Third party products sold by Valneva, 2 YoY comparison for same period Net product sales €63.0m DUKORAL ® €2.4m Total Revenues +215.5% €348.1m €110.3m 2021 2020 €63.0m €65.9m 2021 2020

Full Year 2021 Financials: Product Sales of €63m Continued pandemic impact on travel industry, strong increase in third party product sales March 24, 2022 Valneva FY 2021 Analyst Presentation 16 €m FY 2021 ( audited ) FY 2020 ( audited ) % IXIARO ® /JESPECT ® 45.1 48.5 - 6.9% DUKORAL ® 2.4 13.3 - 81.7% Third party products 15.4 4.2 +271.0% Total 63.0 65.9 - 4.5%

Full year 2021 Financials : EBITDA of - €47.1m Reflects Pandemic Impact on Sales and Significant R&D Investments March 24, 2022 Valneva FY 2021 Analyst Presentation 17 1 FY EBITDA was calculated by excluding € 14 . 3 million ( 2020 : € 9 . 9 million) of depreciation and amortization from the € 61 . 4 million ( 2020 : € 55 . 1 million) operating loss as recorded in the consolidated income statement under IFRS . €m (2020 unaudited) FY 2021 FY 2020 Product sales 63.0 65.9 Other Revenues 285.1 44.4 Revenues 348.1 110.3 Cost of goods and services (187.9) (54.3) Research and development expenses (173.3) (84.5) Marketing and distribution expenses (23.6) (18.3) General and administrative expenses (47.6) (27.5) Other income / (expense), net 23.0 19.1 Operating loss (61.4) (55.1) Finance, investment in associates & income taxes (12.0) (9.3) Profit/loss for the period (73.4) (64.4) EBITDA 1 (47.1) (45.2)

Full Year 2021 Financials : Impact of COVID - 19 Program on P&L COVID - 19 reported as separate segment as of 2021 March 24, 2022 Valneva FY 2021 Analyst Presentation 18 1 FY EBITDA was calculated by excluding € 14 . 3 million ( 2020 : € 9 . 9 million) of depreciation and amortization from the € 61 . 4 million ( 2020 : € 55 . 1 million) operating loss as recorded in the consolidated income statement under IFRS . €m (2021 audited) FY 2021 Group FY2021 COVID only FY 2021 excl. COVID Product sales 63.0 63.0 Other Revenues 285.1 253.3 31.8 Revenues 348.1 253.3 94.8 Cost of goods and services (187.9) (122.8) (65.1) Research and development expenses (173.3) (113.9) (59.4) Marketing and distribution expenses (23.6) (1.2) (22.5) General and administrative expenses (47.6) (23.0) (24.6) Other income / (expense), net 23.0 11.5 11.4 Operating loss (61.4) 3.9 (65.3) Finance, investment in associates & income taxes (12.0) (12.0) Profit/loss for the period (73.4) 3.9 (77.4) EBITDA 1 (47.1) 11.6 (58.7)

March 24, 2022 Valneva FY 2021 Analyst Presentation 19 €m (2021 audited) December 31st, 2021 December 31st, 2020 NON - CURRENT ASSETS 231.5 140.7 - Property, Plant & Equipment 125.5 34.8 - Other Non - current Assets 106.0 106.0 CURRENT ASSETS 585.8 308.4 - Inventory 124.1 26.9 - Trade Receivables & Other current assets 115.0 77.1 - Cash & Cash Equivalents 346.7 204.4 TOTAL ASSETS 817.4 449.2 Full Year 2021 Financials: Balance Sheet 2020/2021 Net Assets impacted by COVID as well as cash proceeds from public offerings

March 24, 2022 Valneva FY 2021 Analyst Presentation 20 €m (2021 audited) December 31st, 2021 December 31st, 2020 EQUITY 170.6 77.4 NON - CURRENT LIABILITIES 277.8 195.9 - Refund Liabilities 159.0 97.2 - Other Non - Current Liabilities 118.7 98.7 CURRENT LIABILITIES 369.0 175.9 - Trade Payables & Accruals 68.1 36.2 - Contract Liabilities 124.0 89.6 - Refund Liabilities 95.6 14.2 - Provisions 48.7 10.2 - Other Current Liabilities 32.5 25.7 TOTAL EQUITY AND LIABILITIES 817.4 449.2 Full Year 2021 Financials: Balance Sheet 2020/2021 (cont.) Liabilities & Equity increased due to COVID contracts and public offerings

Full year 2021 Financials: Impact of Terminated UK Agreement Total cash considerations received * € 420m Reported as Other Revenue in 2021 € 253m Remaining on December 2021 Balance Sheet as Refund Liability € 167m - Refund Liability on Royalty Payments € 87m - Refund Liability on CAPEX advances € 80m March 24, 2022 Valneva FY 2021 Analyst Presentation 21 Terminated Supply Agreement Impacted Revenue Recognition and Balance Sheet *) Cash receipts originating from a) terminated UK COVID - 19 vaccine supply agreement for non - refundable payments received during the duration of the contract, b) Cl inical Trial Agreement payments; includes €7.8m of outstanding payments; includes EUR / GBP FX effects on funds received

Agenda March 24, 2022 Valneva FY 2021 Analyst Presentation 22 Introduction Business Update Financial Report FY 2021 Newsflow Q&A Financial Outlook

Valneva 2022 Financial Guidance Substantial growth expected from anticipated COVID business March 24, 2022 Valneva FY 2021 Analyst Presentation 23 Total revenues expected between €430 to €590 million, including: • €350 to €500 million of COVID - 19 vaccine sales subject to regulatory approvals and deliveries of VLA2001 1 , • €60 to €70 million of other vaccine sales • Approximately €20 million of Other Revenues (revenues from collaborations, licensing and services) R&D investments expected between €160 million and €200 million • R&D investments reflecting pipeline progression

Agenda March 24, 2022 Valneva FY 2021 Analyst Presentation 24 Introduction Business Update Financial Report FY 2021 Newsflow Q&A Financial Outlook

Key Upcoming Catalysts and Newsflow in 2022 Valneva - Company Presentation 25 Lyme disease vaccine candidate VLA15 ▪ First pediatric data expected in Q2 2022 ▪ Phase 3 trial initiation expected in Q3 2022 Chikungunya vaccine candidate VLA1553 ▪ Pre - submission process expected to commence in Q2 2022 ▪ Final lot - to - lot Phase 3 data expected in Q2 2022 COVID - 19 vaccine candidate VLA2001 ▪ Possible regulatory approvals ▪ Supplies and further supply contracts ▪ Further clinical trials and data expected March 2022

Thank you Merci Danke Tack